OMB APPROVAL

SEC FILE NUMBER 000 1335137

CUSIP NUMBER 16939M 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

    For Period Ended: August 31, 2011

  ☐ Transition Report on Form 10-K
  ☐ Transition Report on Form 20-F
  ☐ Transition Report on Form 11-K
  ☐ Transition Report on Form 10-Q
  ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
China Energy Corp.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
No. 57 Xinhua East Street

City, State and Zip Code
Hohhot, Inner Mongolia, F4 010010 People’s Republic of China

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We could not timely file our Form 10-Q for the quarter ended August 31, 2011 because we have a small accounting staff, which resulted in the financial statements not being completed in sufficient time to solicit and obtain the necessary review of the quarterly report on Form 10-Q and signatures thereto in a timely fashion prior to the due date of the report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank Marinaro	212	407-4285
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  See attached explanation.
			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Energy Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : October 17, 2011	By: /s/ Yuan “Alex” Gong Name: Yuan “Alex” Gong Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

PART IV
OTHER INFORMATION:  EXPLANATION

The Company’s revenues for the three and nine month periods ended August 31, 2011 increased to approximately $47M and $101M, respectively, from approximately $21M and $62M in the three and nine month periods ended August 31, 2010, respectively.  In addition, net income for the three and nine month periods ended August 31, 2011 increased to approximately $8.2M and $16.3M from approximately $4.3M and $12.7M in the three and nine month periods ended August 31, 2010, respectively.